As filed with the Securities and Exchange Commission on November 25, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MIDSOUTH BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Louisiana	6021	72-1020809
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

102 Versailles Boulevard

Lafayette, Louisiana 70501

(337) 237-8343

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

C. R. Cloutier

President and Chief Executive Officer

MidSouth Bancorp, Inc.

P.O. Box 3745

Lafayette, Louisiana 70502

(337) 237-8343

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Thomas O. Powell, Esq. Patrick W. Macken, Esq. Troutman Sanders LLP 600 Peachtree Street, N.E. Suite 5200 Atlanta, Georgia 30308 (404) 885-3000	Neil E. Grayson, Esq. John M. Jennings, Esq. Nelson Mullins Riley & Scarborough LLP 104 S. Main Street Suite 900 Greenville, South Carolina 29601 (864) 250-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.10 par value per share	—	—	$34,500,000	$1,926

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 25, 2009.

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock, $0.10 par value per share. Our common stock is traded on the NYSE Amex under the symbol “MSL.” On November 24, 2009, the last reported sale price of our common stock on the NYSE Amex was $14.00 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$		$30,000,000
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

The underwriters also may purchase up to an additional              shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

Sole Book Running Manager

Howe Barnes Hoefer & Arnett

Co-Managers

Sterne Agee	FIG Partners

The date of this prospectus is                     , 2009.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “MidSouth,” the “Company,” “we,” “us,” “our,” or similar references, mean MidSouth Bancorp, Inc. and our subsidiaries, including our banking subsidiary, MidSouth Bank, N.A., on a consolidated basis. References to “MidSouth Bank” or the “Bank” mean our wholly-owned banking subsidiary, MidSouth Bank, N.A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus or in the documents incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. Forward-looking statements include, but are not limited to:

—	certain statements contained in “Risk Factors” in this prospectus and our most recent Annual Report on Form 10-K;

—	certain statements contained in “Business” in our most recent Annual Report on Form 10-K;

—

certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to MidSouth’s financial statements in our most recent Annual Report on Form 10-K and Quarterly Report on Form l0-Q concerning the allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses and impact of accounting pronouncements; and

—	certain statements as to trends or events, or MidSouth’s or our management’s beliefs, expectations, objectives, plans, goals, intentions, estimates, projections and opinions.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “will,” “would,” “could,” “should,” “guidance,” “potential,” “continue,” “project,” “forecast,” “confident,” and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of MidSouth’s future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2008, and the following:

—	changes in interest rates and market prices that could affect the net interest margin, asset valuation, and expense levels;

—

changes in local economic and business conditions, including, without limitation, changes related to the oil and gas industries, that could adversely affect customers and their ability to repay borrowings under agreed upon terms and/or adversely affect the value of the underlying collateral related to the borrowings;

—	increased competition for deposits and loans which could affect compositions, rates and terms;

—	changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of the earning assets;

—	a deviation in actual experience from the underlying assumptions used to determine and establish our allowance for loan losses, which could result in greater than expected loan losses;

—	changes in the availability of funds resulting from reduced liquidity or increased costs;

—	the timing and impact of future acquisitions, the success or failure of integrating operations, and the ability to capitalize on growth opportunities upon entering new markets;

—	the ability to acquire, operate, and maintain effective and efficient operating systems;

—	increased asset levels and changes in the composition of assets that would impact capital levels and regulatory capital ratios;

—	loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

—

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, changes in the scope and cost of FDIC insurance and other coverages, and changes in the U.S. Treasury’s Capital Purchase Program;

—	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

—	acts of war, terrorism, weather, or other catastrophic events beyond our control; and

—	the ability to manage the risks involved in the foregoing.

MidSouth can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on MidSouth’s results of operations and financial condition. MidSouth disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning MidSouth also can be retrieved by accessing our website at www.midsouthbank.com. Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

—	Our Annual Report on Form 10-K for the year ended December 31, 2008;

—	Our definitive proxy statement on Schedule 14A, filed with the SEC on April 9, 2009;

—	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009; and

—

Our Current Reports on Form 8-K filed with the SEC on January 14, 2009, April 28, 2009, July 16, 2009, August 20, 2009, October 28, 2009 (solely with respect to Item 5.02 therein) and November 2, 2009.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to, telephoning or e-mailing us at the following address, telephone number and e-mail address:

Sally Gary

Assistant Vice President, Investor Relations

MidSouth Bancorp, Inc.

P.O. Box 3745

Lafayette, Louisiana 70502

(337) 237-8343

sallyg@midsouthbank.com

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information that you should consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in our common stock is appropriate for you.

Overview

We are a bank holding company headquartered in Lafayette, Louisiana. Through our wholly-owned subsidiary, MidSouth Bank, we offer a full range of banking services to commercial and retail customers in south Louisiana and southeast Texas through our network of 35 branches and more than 50 ATMs. MidSouth Bank is community oriented and focuses primarily on offering commercial and consumer loan and deposit services to small and middle market businesses, their owners and employees, and other individuals in our markets. Currently, our common stock trades on the NYSE Amex under the symbol “MSL.”

MidSouth Bank opened in Lafayette, Louisiana in 1985 with $4.0 million in assets and capital. As of September 30, 2009, we had total consolidated assets of $947.8 million, gross loans outstanding of $588.6 million, deposits of $772.1 million and shareholders’ equity of $97.4 million. We believe our growth can be attributed to, among other things, a combination of opportunistic organic growth and disciplined acquisitions. During Louisiana’s economic turmoil in the late 1980s, we acquired two banks through FDIC-assisted transactions. We then expanded into New Iberia, Louisiana through a whole bank acquisition in 1995, and entered into the southeast Texas market with another whole bank acquisition in 2004. Our most recent expansions into new markets have been accomplished by establishing de novo offices in Baton Rouge, Louisiana (2005), Houma, Louisiana (2005) and Houston, Texas (2007).

Our principal executive office is located at 102 Versailles Boulevard, Lafayette, Louisiana 70501. Our telephone number is (337) 237-8343. Information about us is available on our internet website www.midsouthbank.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

Strong Financial Results and Sound Balance Sheet Composition

Over the past five full years, we have achieved strong financial results, including:

—	an average net interest margin of 4.97%;

—	an average return on average assets of 1.05%; and

—	an average return on average equity of 13.85%.

For the nine months ended September 30, 2009, we have remained profitable despite the economic downturn, with a net interest margin of 4.96% and net income available to common shareholders of $2.5 million.

Our base of core deposits has been a driver of our net interest margin and profitability throughout our expansion efforts during the last five years. At September 30, 2009, we had the following deposit composition:

Type of Deposit	Dollar Amount (in millions)	Percent of Total Deposits
Noninterest bearing demand deposits	$181.1	23.5%
Negotiable order of withdrawal (NOW) accounts	175.6	22.7
Money market deposit accounts and savings accounts	273.3	35.4
Certificates of deposit and other deposits	142.1	18.4

Total	$772.1	100.0%

We have historically enjoyed favorable asset quality and our non-performing assets to total assets ratio was 1.90% at September 30, 2009. We believe that our prudent underwriting and diligent loan servicing along with our diversified loan portfolio have contributed to our historical asset quality. At September 30, 2009, our loan portfolio was composed of the following types of loans:

Loan Type	Dollar Amount (in millions)	Percent of Total Loan Portfolio
Commercial and industrial	$196.4	33.4%
Commercial real estate loans:
Owner-occupied	123.6	21.0
Non-owner occupied	53.2	9.0
Total commercial real estate loans	176.8	30.0

Other loans secured by real estate:
Single family	71.0	12.1
Construction	37.4	6.3
Multi-family	13.4	2.3
Farmland	3.0	0.5
Total other loans secured by real estate	124.8	21.2

Consumer	82.1	14.0
Other	8.5	1.4

Total loans	$588.6	100.0%

Business Strategy

Focus on Profitable Growth. We have a disciplined approach to growth, which has enabled us to achieve strong operating results while expanding our business. Our community banking philosophy emphasizes personalized service and building broad customer relationships, which have provided us with a core deposit base that is the foundation of our high net interest margin. We have complemented our organic growth with selective acquisitions. We evaluate expansion opportunities based on their anticipated contribution to our long term earnings and in light of their potential risks and do not make acquisitions merely to expand our footprint. We seek acquisitions that we believe will allow us to apply our operating philosophy to achieve soundness, profitability and growth.

Conservative Lending Philosophy. We commenced operations during a severe economic downturn in Louisiana almost 25 years ago. Surviving and then thriving in the ensuing years has instilled in us a conservative operating philosophy and enabled us to understand and respect the importance of controlling risk. Our conservative attitude impacts our credit and funding decisions, including underwriting loans primarily based on the cash flows of the borrower, rather than just relying on collateral valuations, and focusing our lending efforts on working capital and equipment loans to small and mid-sized businesses along with owner-occupied properties. Non-owner occupied commercial real estate loans only constitute 9.0% of our loan portfolio at September 30, 2009.

Stable Funding Strategy and Strong Liquidity Position. We believe that our substantial base of low cost core deposits, including 23.5% of noninterest bearing deposits, constitutes a more stable funding base compared to a wholesale funding strategy. At September 30, 2009, we had no brokered deposits or Federal Home Loan Bank borrowings. We believe in maintaining a healthy liquidity position including both on-balance sheet and off-balance sheet liquidity. At September 30, 2009, our securities portfolio, cash, and cash equivalents totaled $305.0 million, or 32.2% of total assets, and we had $178.7 million of available borrowing capacity at the Federal Home Loan Bank and Federal Reserve Bank.

Risk Management. We are vigilant about managing the numerous risks that we face. We formed our Risk Management group ten years ago to identify and manage these risks. This group, which reports directly to the Chairman of our Audit Committee, not to other members of our senior management team, includes our audit, collections, compliance, in-house legal counsel, loan review and security functions and is staffed with experienced accounting and legal professionals.

Care for Customers. At MidSouth, we call it “customer care” not customer service, because it is our belief that if you provide outstanding customer service the rest will take care of itself. That commitment to customer care is reflected in our 98% customer satisfaction rating received consistently over the past ten years as reported by an independent research group. We have an in-house call center, so that our customers enjoy live interaction with our employees rather than an automated telephone system. In 2008, our call center received an ISO 9001 certification which reflects our stringent management system standards and commitment to quality. Additionally, we provide our employees with the training and technological tools to improve our customer care. We have implemented a customer relationship management database not only as a sales tool but also to ensure delivery of outstanding service to our customers. In addition, we conduct focus groups within our various markets and strive to create a two-way dialogue with our communities to ensure we offer the banking products and services that our customers and communities need.

Maintain Strong Capital Position. We take a conservative approach to balance sheet management which has resulted in our strong capital position. At September 30, 2009, our tier 1 leverage ratio was 10.62% and our total risk based capital ratio was 15.87%. We have avoided over-leveraging our capital position and taking off-balance sheet risks. We focus on maintaining a substantial net interest margin and on improving efficiencies to enhance net income which adds to our capital position. In January 2009, we elected to participate in the Capital Purchase Program (the “CPP”) under the Troubled Asset Relief Program (“TARP”) administered by the U.S. Department of the Treasury (the “Treasury”). As part of this transaction (the “TARP Transaction”), we sold shares of our Series A Preferred Stock and associated common stock warrants to the Treasury, which added $20.0 million to our capital.

Our Markets

We operate in south Louisiana and southeast Texas along the Interstate 10, Interstate 49, and Highway 90 corridors. Our market area in south Louisiana is bound by Houma to the south, Baton Rouge to the east, Opelousas to the north, and Lake Charles to the west. Our market area in southeast Texas includes the Beaumont, College Station, Conroe and Houston areas.

High energy prices and continued rebuilding from the storms of 2005 in Louisiana and Texas have partially insulated our markets from the full impact of the national recession. Furthermore, our markets have not experienced the severity of real estate price declines that have plagued so much of the country, and have generally suffered fewer job losses than the rest of the U.S. The entire state of Louisiana is expected to only lose

11,000 jobs in this recession, and could see a full recovery in employment base with an expected increase of 18,000 jobs in 2010. The average unemployment rate for our markets, as weighted by our deposits, was 7.3% as of September 2009, which was lower than the September 2009 U.S. unemployment rate of 9.8%.

We view the Conroe, Texas and Houston, Texas areas, located in Harris and Montgomery Counties, respectively, as providing attractive growth opportunities. The population in these two counties is projected to grow by 10.4% from 2009 to 2014, which is more than twice the projected level of national growth during the same period. Furthermore, the 2009 median household income of these counties of $57,368 was higher than the national median of $54,719. The median household income in these counties is projected to grow by 5.7% from 2009 through 2014, which is higher than the projected growth rate for the U.S. of 4.1% during the same period.

Although oil and gas is a key industry in our markets, technology and research companies continue to develop in our markets thereby diversifying our economy. Additionally, the numerous major universities located in our market areas, including Louisiana State University, University of Houston, Rice University, Texas A&M University, and the University of Louisiana at Lafayette, provide a substantial number of jobs and contribute to our educated work force.

Our Growth Prospects

The last two years have been among the most challenging years for the United States’ banking industry since the Great Depression. While some banks have suffered staggering losses, we have continued to be profitable and have maintained a sound balance sheet. We believe that MidSouth is well positioned to be a successful consolidator of banking assets in Louisiana and Texas. Our management team believes that the current economic environment and MidSouth’s current capital position provide an opportunity to further expand, profitably, in the following ways:

Purchase of failed banks and assets from the FDIC. We believe there are numerous banks within or adjacent to our current market areas that exhibit increasing levels of non-performing assets and declining levels of capital and liquidity. In failed bank situations, the FDIC seeks bids from other financial institutions to acquire all or a part of the failed bank. We believe that our operating history, capital position and management put us in a good position to potentially bid for failed banks through the FDIC’s process. Often, acquirers in these FDIC-assisted transactions enter into loss sharing agreements with the FDIC which enables them to inherit good customers and performing loans while working out the non-performing assets at a reduced risk. In addition, the purchase of a failed bank may result in a gain and corresponding increase to equity for acquirers if the failed bank’s assets can be purchased at a net discount. We believe that purchases of one or more failed institutions from the FDIC could increase our earnings with less risk than a traditional bank acquisition.

Profitable organic growth in a more rational competitive environment. We believe that we can attract new customers and expand our total loans and deposits significantly within our existing markets without materially adding to our existing branch network. Many of our competitors have been weakened by the current economic crisis and are actively encouraging their customers to move to other institutions. Growing MidSouth from within is consistent with our business strategy discussed above, but without the integration costs involved in an acquisition. In addition to organic growth within our markets, we also believe that we may be able to grow through selective de novo expansions as more seasoned bankers within our market areas become available as a result of the economic turmoil currently facing many financial institutions.

Acquisition of whole banks and banking branches. As of September 30, 2009, there were 742 banks and thrifts in Louisiana and Texas with less than $1.0 billion in assets. In response to the current economic crisis, we expect significant new legislation and regulation that will affect the banking industry. We believe this potential regulation along with economies of scale will encourage many financial institutions to seek a merger partner.

Furthermore, many financial institutions may look to improve their capital ratios by selling branch locations and focusing on their core markets. We believe that carefully priced, negotiated whole bank and/or branch acquisitions could increase our earnings and shareholder value, as well as expand our footprint across south Louisiana and southeast Texas.

We believe our strong core profitability and solid financial condition, coupled with our scalable operational capabilities, will facilitate our growth both organically and through acquisition. These operational capabilities include, among others, our in-house technology and data processing department. In addition, our in-house training program, which we refer to as “MidSouth University,” includes a dedicated training staff, training center and video conferencing capabilities that enable us to conduct remote training in our market locations, reducing the costs associated with either having to hire additional trainers or having employees travel to our training center in Lafayette. We believe that these operational capabilities give us the infrastructure to take advantage of growth opportunities.

The Offering

The following summary of this offering contains basic information about this offering and our common stock and is not intended to be a complete discussion of this offering or our common stock. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	MidSouth Bancorp, Inc.

Common stock offered by us, excluding the underwriters’ over-allotment option	shares, $0.10 par value per share

Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock outstanding prior to this offering	6,618,268 shares outstanding (1)

Common stock issued and outstanding after this offering, excluding the underwriters’ over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full).

We intend to use the net proceeds of this offering for general corporate purposes, including contributing additional capital to the Bank and to support our ongoing and anticipated growth, which may include acquisitions of all or parts of other financial institutions, including FDIC-assisted transactions. We do not have any agreements or commitments with respect to any acquisitions at this time.

NYSE Amex listing symbol	MSL

(1)	Based on the number of shares of our common stock issued and outstanding as of September 30, 2009, which excludes 61,368 shares of our common stock issuable pursuant to our equity compensation plans and 208,768 shares of common stock issuable pursuant to outstanding warrants issued to the Treasury as part of the TARP Transaction.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 10 and the other information included in or incorporated by reference into this prospectus before making an investment decision.

Summary Selected Consolidated Financial and Other Data

The following table sets forth summary historical consolidated financial information at or for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (which has been derived from our audited consolidated financial statements), and at or for the nine months ended September 30, 2009 and 2008 (which is unaudited). The unaudited financial information as of and for the nine months ended September 30, 2009 and 2008 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. Historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of the results of operations to be expected for the full year or any future period.

You should read the following summary selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10–K for the year ended December 31, 2008 and our Quarterly Report on Form 10–Q for the quarter ended September 30, 2009, which have been filed with the SEC and are incorporated in this prospectus by reference.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(in thousands, except per share data)
Summary Operations Data:
Total interest income	$37,788	$41,774	$55,472	$57,139	$50,235	$38,556	$27,745
Total interest expense	(7,808)	(12,605)	(16,085)	(20,534)	(17,692)	(10,824)	(5,718)

Net interest income	29,980	29,169	39,387	36,605	32,543	27,732	22,027
Provision for loan losses	(4,100)	(2,555)	(4,555)	(1,175)	(850)	(980)	(991)

Net interest income after provision for loan losses	25,880	26,614	34,832	35,430	31,693	26,752	21,036
Total noninterest income	11,360	11,373	15,128	14,259	12,379	12,286	9,246
Total noninterest expenses	(33,724)	(32,623)	(43,974)	(38,634)	(33,124)	(29,326)	(20,861)

Earnings before income taxes	3,516	5,364	5,986	11,055	10,948	9,712	9,421
Provision for income taxes	(107)	(891)	(449)	(2,279)	(2,728)	(2,438)	(2,442)

Net earnings	3,409	4,473	5,537	8,776	8,220	7,274	6,979
Dividends on preferred stock	(875)	0	0	0	0	0	0

Net earnings available to common shareholders	$2,534	$4,473	$5,537	$8,776	$8,220	$7,274	$6,979

Summary Share Data:
Earnings per common share:
Basic	$0.38	$0.68	$0.84	$1.34	$1.26	$1.13	$1.18
Diluted	0.38	0.67	0.83	1.32	1.24	1.10	1.12
Book value per common share	11.83	10.72	11.04	10.41	9.12	8.18	7.55
Tangible book value per common share(1)	10.39	9.26	9.59	8.93	7.60	6.61	5.90
Weighted average common shares:
Basic	6,596	6,604	6,607	6,570	6,521	6,440	5,913
Diluted	6,613	6,627	6,630	6,641	6,636	6,626	6,170
Common shares outstanding at period end	6,618	6,576	6,618	6,576	6,549	6,499	6,431
Dividends per common share	$0.21	$0.21	$0.32	$0.29	$0.22	$0.22	$0.18

Summary Balance Sheet Data:
Total assets	$947,830	$916,502	$936,815	$854,056	$805,022	$698,814	$610,088
Loans	588,589	579,454	608,955	569,505	499,046	442,794	386,471
Allowance for loan losses	8,015	6,270	7,586	5,612	4,977	4,355	3,851
Total deposits	772,091	777,111	766,704	733,517	716,180	624,938	530,383
Junior subordinated debentures	15,465	15,465	15,465	15,465	15,465	15,465	15,465
Total shareholders’ equity	97,442	70,504	73,044	68,469	59,743	53,186	48,573

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
	(in thousands, except per share data)

Selected Performance Ratios:(2)
Return on average assets(3)	0.37%	0.65%	0.60%	1.06%	1.08%	1.13%	1.39%
Return on average equity(4)	3.54	8.36	7.79	13.83	14.68	14.24	18.73
Interest rate spread(5)	4.56	4.35	4.41	4.28	4.08	4.40	4.60
Net interest margin(6)	4.96	4.89	4.93	5.10	4.90	4.96	4.96
Efficiency ratio(1)(7)	81.52	80.47	80.66	75.90	73.71	73.13	66.78

Balance Sheet Ratios:(2)
Loans to deposits	76.23%	75.15%	79.43%	77.64%	69.68%	70.85%	72.87%
Average interest-bearing assets to average interest-bearing liabilities	132.39	126.71	127.24	129.77	131.82	130.01	129.49

Capital Ratios:
Equity to total assets at end of period	10.28%	7.69%	7.80%	8.02%	7.42%	7.61%	7.96%
Tangible equity to tangible assets at period end(1)	9.37	6.71	6.84	6.95	6.26	6.23	6.33
Tangible common equity to tangible assets at period end(1)	7.33	6.71	6.84	6.95	6.26	6.23	6.33
Tier 1 leverage ratio	10.62	8.42	8.38	8.67	8.34	8.75	8.73
Tier 1 risk-based capital ratio	14.65	11.43	11.04	11.21	11.11	11.50	12.08
Total risk-based capital ratio	15.87	12.39	12.16	12.08	11.96	12.35	12.96

Asset Quality Ratios:(2)
Net charge-offs to average loans	0.82%	0.41%	0.40%	0.10%	0.05%	0.12%	0.30%
Non-performing loans to total loans(8)	2.91	1.61	1.70	0.45	0.38	0.72	0.25
Non-performing assets to total assets(9)	1.90	1.13	1.17	0.35	0.29	0.49	0.28
Non-performing assets to shareholders’ equity and reserves(9)	17.04	13.54	13.64	4.06	3.58	5.99	3.22
Allowance for loan losses to total loans	1.36	1.08	1.25	0.99	1.00	0.98	1.00
Allowance for loan losses to non-performing loans(8)	46.82	67.41	73.22	217.35	263.19	137.38	401.15

Other Data:
Number of locations	36	35	35	32	29	28	26
Number of employees	413	419	419	410	371	337	300

(1)	Constitutes a non-GAAP financial measure. Please see “Reconciliation of Non-GAAP Financial Measures” below.
(2)	All average balances consist of average daily balances. Nine month results have been annualized.
(3)	Net earnings divided by total average assets.
(4)	Net income divided by average shareholders’ equity.
(5)	Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.
(6)	Represents net interest income as a percentage of average interest-bearing assets.
(7)	Represents the ratio of noninterest expense less (gain) loss on foreclosed real estate to the sum of net interest income before the provision for loan losses and total noninterest income.
(8)	Non-performing loans consist of non-accrual loans and loans past due 90 days or more or loans where, in management’s opinion, there is reasonable doubt as to collectability.
(9)	Non-performing assets consist of non-performing loans (see footnote 8 above) and, other real estate owned.

Reconciliation of Non-GAAP Financial Measures

Certain financial information included in “Summary Selected Consolidated Financial and Other Data” above is determined by methods other than in accordance with GAAP. These non-GAAP financial measures include “efficiency ratio,” “tangible book value per common share,” “tangible common equity to tangible assets at period end” and “tangible equity to tangible assets at period end.” The “efficiency ratio” is the ratio of (i) noninterest expense excluding foreclosed real estate to (ii) the sum of net interest income, before the provision for loan losses, plus total noninterest income. “Tangible book value per common share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. “Tangible common equity to tangible assets” is defined as total common equity (which excludes our Series A Preferred Stock) reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. “Tangible equity to tangible assets” is defined as total equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets.

We use these non-GAAP financial measures because we believe they are useful for evaluating our financial condition, operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. We also believe these non-GAAP financial measures provides users of our financial information with a meaningful measure for assessing our financial condition, financial results and credit trends, as well as comparison to financial results for prior periods.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that other companies may use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands, except per share data)
Book value per common share	$11.83	$10.72	$11.04	$10.41	$9.12	$8.18	$7.55
Effect of intangible assets per share	1.44	1.46	1.45	1.48	1.52	1.57	1.65

Tangible book value per common share	$10.39	$9.26	$9.59	$8.93	$7.60	$6.61	$5.90

Total equity	$97,442	$70,504	$73,044	$68,469	$59,743	$53,186	$48,573
Intangible assets	9,508	9,637	9,605	9,759	9,957	10,257	10,644

Tangible equity	$87,934	$60,867	$63,439	$58,710	$49,786	$42,929	$37,929

Total assets	$947,830	$916,502	$936,815	$854,056	$805,022	$698,814	$610,088
Intangible assets	9,508	9,637	9,605	9,759	9,957	10,257	10,644

Tangible assets	$938,322	$906,865	$927,210	$844,297	$795,065	$688,557	$599,444

Equity to total assets at period end	10.28%	7.69%	7.80%	8.02%	7.42%	7.61%	7.96%
Effect of intangible assets	0.91	0.98	0.96	1.06	1.16	1.38	1.63

Tangible equity to tangible assets at period end	9.37%	6.71%	6.84%	6.95%	6.26%	6.23%	6.33%
Effect of preferred equity	2.04	—	—	—	—	—	—

Tangible common equity to tangible assets at period end	7.33%	6.71%	6.84%	6.95%	6.26%	6.23%	6.33%

GAAP efficiency ratio	81.58%	80.47%	80.66%	75.96%	73.74%	73.28%	66.71%
Gain on foreclosed real estate	—	—	—	—	—	—	56
Loss on foreclosed real estate	23	—	—	28	14	62	15
Efficiency ratio	81.52%	80.47%	80.66%	75.90%	73.71%	73.13%	66.78%

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently do not deem to be material may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Relating to Our Business

The current economic environment poses significant challenges and could adversely affect our financial condition and results of operations.

There was significant disruption and volatility in the financial and capital markets during 2008 and 2009. The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the U.S. and global credit markets, including a significant and rapid deterioration in mortgage lending and related real estate markets. Continued declines in real estate values, high unemployment and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

As a consequence of the difficult economic environment, we experienced a significant decrease in earnings resulting primarily from increased provisions for loan losses. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience write-downs of assets, and could face capital and liquidity constraints or other business challenges. A further deterioration in economic conditions, particularly within our market areas, could result in the following consequences, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations:

—	Loan delinquencies may further increase causing additional increases in our provision and allowance for loan losses.

—

Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.

—

Collateral for loans made by MidSouth Bank, especially real estate, may continue to decline in value, in turn reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans.

—

Consumer confidence levels may decline and cause adverse changes in payment patterns, resulting in increased delinquencies and default rates on loans and other credit facilities and decreased demand for our products and services.

Our market areas are heavily dependent on, and we have significant credit exposure to, the oil and gas industry.

The economy in a large portion of our market areas is heavily dependent on the oil and gas industry. Many of our customers provide transportation and other services and products that support oil and gas exploration and production activities. Accordingly, as of September 30, 2009, we had approximately $121.2 million in loans to borrowers in the oil and gas industry, representing approximately 20.6% of our total loans outstanding as of that date. The oil and gas industry, especially in Louisiana and Texas, has been subject to significant volatility, including the “oil bust” of the 1980s that severely impacted the economies of many of our market areas. Recently, President Obama’s administration proposed a number of legislative changes that could significantly impact the oil and gas industry, including the elimination of certain tax breaks, such as the intangible drilling and development costs, percentage depletion and manufacturing deduction, and the implementation of an excise tax focused specifically on production in the Gulf of Mexico. If there is a significant downturn in the oil and gas industry, generally the cash flows of our customers in this industry would be adversely impacted which could impair their ability to service our loans outstanding to them. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may suffer losses in our loan portfolio in excess of our allowance for loan losses.

We have experienced increases in the levels of our non-performing assets and loan charge-offs in recent periods. Our total non-performing assets amounted to $18.0 million, or 1.90% of our total assets, at September 30, 2009 and $11.0 million, or 1.17% of our total assets, at December 31, 2008. We had $3.7 million of net loan charge-offs for the nine months ended September 30, 2009 compared to $1.7 million for the nine months ended September 30, 2008. Our provision for loan losses was $4.1 million for the nine months ended September 30, 2009, compared to $2.6 million for the nine months ended September 30, 2008. At September 30, 2009, the ratios of our allowance for loan losses to non-performing loans and to total loans outstanding was 46.82% and 1.36%, respectively, compared to 73.22% and 1.25%, respectively, at December 31, 2008. Additional increases in our non-performing assets or loan charge-offs could have a material adverse effect on our financial condition and results of operations.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we still may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses. We create an allowance for estimated loan losses in our accounting records, based on, among other considerations, the following:

—	industry historical losses as reported by the FDIC;

—	historical experience with our loans;

—	evaluation of economic conditions;

—	regular reviews of the quality mix, including our distribution of loans by risk grade within our portfolio, and size of our overall loan portfolio;

—	regular reviews of delinquencies; and

—	the quality of the collateral underlying our loans.

Although we maintain an allowance for loan losses at a level that we believe is adequate to absorb losses inherent in our loan portfolio, changes in economic, operating and other conditions, including conditions which are beyond our control such as a sharp decline in real estate values and changes in interest rates, may cause our actual loan losses to exceed our current allowance estimates. Additions to the allowance for loan losses could result in a decrease in net earnings and capital and could hinder our ability to grow. Further, if our actual loan losses exceed the amount reserved, it could have a material adverse effect on our financial condition and results of operations.

We cannot predict the effect of recent or future legislative and regulatory initiatives.

Financial institutions have been the subject of substantial legislative and regulatory changes and may be the subject of further legislation or regulation in the future, including (i) changes in banking, securities and tax laws and regulations and their application by our regulators, (ii) changes in the scope and cost of FDIC insurance and other coverages, and (iii) changes in the CPP, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations may cause our results of operations to differ materially from those we currently anticipate. In addition, the cost and burden of compliance with applicable laws and regulations have significantly increased and could adversely affect our ability to operate profitably. Further, federal monetary policy significantly affects credit conditions for us, as well as for our borrowers, particularly as implemented by the Federal Reserve Board, primarily through open market operations in U.S. government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us or our borrowers, and therefore on our business, prospects, financial condition and results of operations.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was enacted in an effort to stabilize the financial markets. Pursuant to the EESA, Treasury was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has proposed several programs in addition to TARP, including the purchase by the Treasury of certain troubled assets from financial institutions. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets. The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could have a material adverse effect on our business, prospects, financial condition, results of operations, access to credit or the trading price of our common stock. In addition, current initiatives of President Obama’s administration with respect to the financial services industry could have a material adverse effect on our business, prospects, financial condition and results of operations.

We expect to face increased regulation and supervision of our industry as a result of the existing financial crisis, and there may be additional requirements and conditions imposed on us as a result of our issuance of the Series A Preferred Stock in the TARP Transaction. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The affects of such recently enacted, and proposed, legislation and regulatory programs on us cannot reliably be determined at this time.

We have a concentration of exposure to a number of individual borrowers. Given the size of these loan relationships relative to capital levels and earnings, a significant loss on any one of these loans could materially and adversely affect us.

We have a concentration of exposure to a number of individual borrowers. Our largest exposure to one borrowing relationship as of September 30, 2009, was approximately $12.5 million, which is 12.9% of our total capital. In addition, as of September 30, 2009, the aggregate exposure to the ten largest borrowing relationships was approximately $67.7 million, which was 69.5% of total capital. As a result of this concentration, a change in the financial condition of one or more of these borrowers could result in significant loan losses and have a material adverse effect on our financial condition and results of operations.

A large percentage of our deposits is attributable to a relatively small number of customers. The loss of all or some of these customers or a significant decline in their deposit balances may have a material adverse effect on our liquidity and results of operations.

Our 20 largest depositors accounted for approximately 18.2% of our total deposits and our five largest depositors accounted for approximately 9.9% of our total deposits as of September 30, 2009. The ability to attract these types of deposits has a positive effect on our net interest margin as they provide a relatively low cost of funds to the Bank. While we believe we have strong, long-term relationships with each of these customers, the loss of one or more of our 20 largest customers, or a significant decline in the deposit balances would adversely affect our liquidity and require us to attract new deposits, purchase federal funds or borrow funds on a short term basis to replace such deposits, possibly at interest rates higher than those currently paid on these deposits. This could increase our total cost of funds and could result in a decrease in our net interest income and net earnings. If we were unable to develop alternative funding sources, we may have difficulty funding loans or meeting other deposit withdrawal requirements.

We occasionally purchase non-recourse loan participations from other banks based in part on information provided by the selling bank.

From time to time, we purchase loan participations from other banks in the ordinary course of business, usually without recourse to the selling bank. As of September 30, 2009, we had approximately $49.4 million in purchased loan participations. When we purchase loan participations we apply the same underwriting standards as we would to loans that we directly originate and seek to purchase only loans that would satisfy these standards. However, we are less likely to be familiar with the borrower and may rely to some extent on information provided to us by the selling bank and typically must rely on the selling bank’s administration of the loan relationship. We therefore have less control over, and may incur more risk with respect to, loan participations that we purchase from selling banks as compared to loans that we originate.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio includes a substantial percentage of commercial and industrial loans, which may be subject to greater risks than those related to residential loans.

Our loan portfolio includes a substantial percentage of commercial and industrial loans. Commercial and industrial loans generally carry larger loan balances and historically have involved a greater degree of financial and credit risks than residential first mortgage loans. Repayment of our commercial and industrial loans is often dependent on cash flow of the borrower, which may be unpredictable, and collateral securing these loans may fluctuate in value. Our commercial and industrial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment, or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At September 30, 2009, commercial and industrial loans totaled approximately 33.4% of our total loan portfolio. Adverse changes in local economic conditions impacting our business borrowers could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have a high concentration of loans secured by real estate, and the current downturn in the real estate market could have a material adverse effect on our financial condition and results of operations.

A significant portion of our loan portfolio is dependent on real estate. At September 30, 2009, approximately 51% of our loans had real estate as a primary or secondary component of collateral. The collateral in each case provides an alternate source of repayment if the borrower defaults and may deteriorate in value during the time the credit is extended. An adverse change in the economy affecting values of real estate in our primary markets could significantly impair the value of real estate collateral and the ability to sell real estate collateral upon foreclosure. Furthermore, it is likely that we would be required to increase the provision for loan losses. A related risk in connection with loans secured by real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as collateral. If we were required to liquidate real estate collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase the allowance for loan losses, it could have a material adverse effect on our financial condition and results of operations.

We may face risks with respect to future expansion and acquisition opportunities.

We have expanded our business in part through acquisitions and will continue to look at future acquisitions as a way to further increase our growth. However, we cannot assure you that we will be successful in completing any future acquisitions. Further, failure to realize the potential expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may seek merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. We do not currently have any specific plans, arrangements or understandings regarding such expansion. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate future acquisitions or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

—	potential exposure to unknown or contingent liabilities of the target company;

—	exposure to potential asset quality issues of the target company;

—	difficulty and expense of integrating the operations and personnel of the target company;

—	potential disruption to our business;

—	potential diversion of management’s time and attention;

—	the possible loss of key employees and customers of the target institution;

—	difficulty in estimating the value of the target company; and

—	potential changes in banking, accounting or tax laws or regulations that may affect the target institution.

If we acquire the assets and liabilities of one or more target banks that are in receivership through the FDIC bid process for failed institutions, such an acquisition will require us, through our bank subsidiary, to enter into a Purchase & Assumption Agreement (the “P&A Agreement”) with the FDIC. The P&A Agreement is a form document prepared by the FDIC, and our ability to negotiate the terms of this agreement is extremely limited. As a result, we expect that any P&A Agreement would provide for limited disclosure about, and limited indemnification for, risks associated with the target banks. There is a risk that such disclosure regarding, and indemnification for, the assets and liabilities of target banks will not be sufficient and we will incur unanticipated losses. There is also a risk that we may be required to make an additional payment to the FDIC under certain circumstances following the completion of an FDIC-assisted acquisition if, for example, actual losses related to the target bank’s assets acquired are substantially less than expected at the time the P&A Agreement was entered into.

In addition, the FDIC bid process for failed depository institutions is competitive. We cannot provide any assurances that we will be successful in bidding for any target bank or for other failed depository institutions.

Our future earnings could be adversely affected by non-cash charges for goodwill impairment, if a future test of goodwill indicates that goodwill has been impaired.

As prescribed by Accounting Standards Codification (“ASC”) Topic 350, “Intangibles — Goodwill and Other,” we undertake an annual review of the goodwill asset balance reflected in our financial statements. We conduct an annual review in the fourth quarter of each year, unless there has been a triggering event prescribed by applicable accounting rules that warrants an earlier interim testing for possible goodwill impairment. During the first quarter of 2009, we conducted an interim test and, upon review and analysis of the factors influencing value and utilizing the market value and investment value approaches, concluded there was no goodwill impairment as of such date. During the second and third quarters of 2009, our goodwill was not evaluated for impairment since we determined no triggering events have occurred during these quarters. As of September 30, 2009, we had $9.5 million in goodwill. Future goodwill impairment tests may result in future non-cash charges, which could adversely affect our earnings for any such future period.

Changes in the fair value of our securities may reduce our shareholders’ equity and net income.

At September 30, 2009, $218.8 million of our securities (at fair value) were classified as available-for-sale. At such date, the aggregate net unrealized gain on our available-for-sale securities was $7.6 million. We increase or decrease shareholders’ equity by the amount of change from the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of our available-for-sale securities portfolio, net of the related tax, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported shareholders’ equity, as well as book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold and there are no credit impairments, the decrease will be recovered over the life of the securities. In the case of equity securities which have no stated maturity, the declines in fair value may or may not be recovered over time.

We continue to monitor the fair value of our entire securities portfolio as part of our ongoing other than temporary impairment (“OTTI”) evaluation process. No assurance can be given that we will not need to recognize OTTI charges related to securities in the future. In addition, as a condition to membership in the Federal Home Loan Bank of Dallas (“FHLB-Dallas”), we are required to purchase and hold a certain amount of FHLB-Dallas stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB-Dallas. At September 30, 2009, we had stock in the FHLB-Dallas totaling $562,000. The FHLB-Dallas stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. For the nine months ended September 30, 2009, we did not recognize an impairment charge related to our FHLB-Dallas stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB-Dallas may not require us to recognize an impairment charge with respect to such holdings.

We rely heavily on our management team and the loss of key officers may adversely affect operations.

Our success has been and will continue to be greatly influenced by the ability to retain existing senior management and, with expansion, to attract and retain qualified additional senior and middle management. C.R. Cloutier, President and Chief Executive Officer, and other executive officers have been instrumental in developing and managing our business. We recently had a number of changes in our senior management team, including the appointment of a new Chief Financial Officer, the resignation of the head of the retail division of the Bank and the medical leave of absence of our Chief Operating Officer. The loss of the services of these individuals, or future unexpected loss of services of Mr. Cloutier or any other current executive could have an adverse effect on the Company. We do not have an employment agreement with Mr. Cloutier and a formal management succession plan has not been established. No assurance can be provided that we will be able to locate and hire a qualified replacement for any of the recently departed officers or otherwise on a timely basis.

Our participation in the TARP Transaction could also have an adverse effect on our ability to attract and retain qualified executive officers. The American Recovery and Reinvestment Act of 2009 included amendments to the executive compensation provisions of the EESA under which the Treasury’s CPP was established, including extensive new restrictions on our ability to pay retention awards, bonuses and other incentive compensation during the period in which we have any outstanding securities held by the Treasury that were issued in the TARP Transaction. Many of the restrictions are not limited to our senior executives and cover other employees whose contributions to revenue and performance can be significant. The limitations may adversely affect our ability to recruit and retain these key employees in addition to our senior executive officers, especially if we are competing for talent against institutions that are not subject to the same CPP restrictions. The Federal Reserve, and perhaps the FDIC, are contemplating proposed rules governing the compensation practices of financial institutions and these rules, if adopted, may adversely affect our management retention and limit our ability to promote our objectives through our compensation and incentive programs and, as a result, adversely affect our results of operations and financial position.

The full scope and impact of these limitations are uncertain and difficult to predict. The Secretary of the Treasury has adopted standards that implement certain compensation limitations, but these standards have not yet been broadly interpreted and remain, in many respects, ambiguous. The new and potential future legal requirements and implementing standards under the CPP may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on CPP participants, including us. It will likely require significant time, effort and resources on our part to interpret and apply them. If any of our regulators believe that our response to new and future legal requirements and implementing standards does not fully comply with them, it could subject us to regulatory actions or otherwise adversely affect our management retention and, as a result, our results of operations and financial condition.

Even if we redeem our Series A Preferred Stock and repurchase the warrant that we issued to the Treasury, we will continue to be subject to evolving legal and regulatory requirements that may, among other things, require increasing amounts of our time, effort and resources to ensure compliance.

A natural disaster, especially one affecting one of our market areas, could adversely affect us.

Since most of our business is conducted in Louisiana and Texas, most of our credit exposure is in those states. Historically, Louisiana and Texas have been vulnerable to natural disasters. Therefore, we are susceptible to the risks of natural disasters, such as hurricanes, floods and tornados. Natural disasters could harm our operations directly through interference with communications, including the interruption or loss of our websites, which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our largest class of assets, our loan portfolio, as uninsured or underinsured losses, including losses from business disruption, may reduce borrowers’ ability to repay their loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. Although we have implemented several back-up systems and protections (and maintain business interruption insurance), these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters in our market areas could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability is dependent to a large extent on net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Conversely, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Furthermore, some of our variable interest rate loans have minimum fixed interest rates (“floors”) that are currently above the contractual variable interest rate. If interest rates rise, the interest income from our variable interest rate loans with floors may not increase as quickly as interest expense on our liabilities, which would negatively impact our net interest income.

In periods of increasing interest rates, loan originations may decline, depending on the performance of the overall economy, which may adversely affect income from lending activities. Also, increases in interest rates could adversely affect the market value of fixed income assets. In addition, an increase in the general level of interest rates may affect the ability of certain borrowers to pay the interest and principal on their obligations.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

Non-performing assets adversely affect our net earnings in various ways. Until economic and market conditions improve, we expect to continue to incur provisions for loan losses relating to an increase in non-performing assets. We generally do not record interest income on non-performing loans or other real estate owned, thereby adversely affecting our earnings, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in non-performing assets.

The soundness of other financial institutions could negatively affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our business, prospects, financial condition and results of operations.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums increased substantially in 2009, and we expect to pay significantly higher FDIC premiums in the future. As the large number of recent bank failures continues to deplete the Deposit Insurance Fund, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. The amount of our special assessment was approximately $416,000. In addition, the FDIC recently announced a proposed rule that will require financial institutions, such as MidSouth Bank, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 in order to re-capitalize the Deposit Insurance Fund. The proposed rule also provides for increasing the FDIC-assessment rates by three basis points effective January 1, 2011. The amount of our prepayment is expected to be approximately $4.7 million.

We operate within a highly regulated industry and our business and results are significantly affected by the regulations to which we are subject.

We operate within a highly regulated environment. The regulations to which we are subject will continue to have a significant impact on our operations and the degree to which we can grow and be profitable. Certain regulators, to which we are subject, have significant power in reviewing our operations and approving our business practices. In recent years the Bank, as well as other financial institutions, has experienced increased regulation and regulatory scrutiny, often requiring additional resources. In addition, investigations or proceedings brought by regulatory agencies may result in judgments, settlements, fines, penalties, or other results adverse to us. There is no assurance that any change to the regulatory requirements to which we are subject, or the way in which such regulatory requirements are interpreted or enforced, will not have a negative effect on our ability to conduct our business and our results of operations.

We rely heavily on technology and computer systems. The negative effects of computer system failures and unethical individuals with the technological ability to cause disruption of service could significantly affect our reputation and our ability to generate deposits.

Our ability to compete depends on our ability to continue to adapt and deliver technology on a timely and cost-effective basis to meet customers’ demands for financial services. We currently provide our customers the ability to bank online and many customers now remotely submit deposits to us through remote-capture systems. The secure transmission of confidential information over the Internet is a critical element of these services. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.

Risks Relating to an Investment in Our Common Stock

Share ownership may be diluted by the issuance of additional shares of common stock in the future.

Our stock incentive plan provides for the granting of stock incentives to directors, officers, and employees. As of September 30, 2009, there were 61,368 shares issued under options granted under that plan. Likewise, subject to the availability of shares of our common stock, up to approximately 585,000 shares, including shares issuable under currently outstanding options, may be issued in the future to directors, officers, and employees under our existing equity incentive plans. In addition, on January 9, 2009, the Company issued $20.0 million in preferred stock to the Treasury in the TARP Transaction. As part of the TARP Transaction we have also granted the Treasury a 10-year warrant to purchase 208,768 shares of our common stock at an exercise price of $14.37 per share. It is probable that options and or/warrants will be exercised during their respective terms if the stock price exceeds the exercise price of the particular option or warrant. The incentive plan also provides that all issued options automatically and fully vest upon a change in control. If the options are exercised, share ownership will be diluted.

In addition, our articles of incorporation authorize the issuance of up to 10,000,000 shares of common stock and 5,000,000 shares of preferred stock, but do not provide for preemptive rights to the shareholders and, therefore, shareholders will not automatically have the right to subscribe for additional shares. As a result, if we issue additional shares after this offering to raise additional capital or for other corporate purposes, you may be unable to maintain a pro rata ownership in the Company. We may seek to amend our articles of incorporation in the future to increase the number of shares of stock that we are authorized to issue. Any such amendment would require approval by an affirmative vote of the holders of a majority of the shares present and entitled to vote at such meeting. There can be no assurance that we will seek such an amendment or, if such an amendment is submitted to a vote of our shareholders, that it would be approved by our shareholders.

The holders of our preferred stock and trust preferred securities have rights that are senior to those of shareholders and that may impact our ability to pay dividends on our common stock and with net income available to our common shareholders.

At September 30, 2009, we had outstanding $15.5 million of trust preferred securities. These securities are senior to shares of common stock. As a result, we must make payments on our trust preferred securities before any dividends can be paid on our common stock; moreover, in the event of our bankruptcy, dissolution, or liquidation, the obligations outstanding with respect to our trust preferred securities must be satisfied before any distributions can be made to our shareholders. While we have the right to defer dividends on the trust preferred securities for a period of up to five years, if any such election is made, no dividends may be paid to our common or preferred shareholders during that time.

In addition, with respect to the $20.0 million in Series A Preferred Stock outstanding that was issued to the Treasury in the TARP Transaction, we are required to pay cumulative dividends on the Series A Preferred Stock at an annual rate of 5.0% for the first five years and 9.0% thereafter, unless we redeem the shares earlier. Dividends paid on our Series A Preferred Stock will also reduce the net income available to our common shareholders and our earnings per common share. We may not declare or pay dividends on our common stock or repurchase shares of our common stock without first having paid all accrued cumulative preferred dividends that are due. Until January 2012, we also may not increase our per share common stock dividend rate or repurchase shares of our common shares without the Treasury’s consent, unless the Treasury has transferred to third parties all the Series A Preferred Stock originally issued to it.

There can be no assurance whether or when the Series A Preferred Stock can be redeemed or whether or when the related warrant can be repurchased.

Subject to approval of our regulators, we generally have the right to repurchase the shares of Series A Preferred Stock and the associated warrant issued to the Treasury in the TARP Transaction. However, there can be no assurance as to when the Series A Preferred Stock and the warrant will be repurchased, if at all. As a result, we will remain subject to the uncertainty of additional future changes to the CPP, which could put us at a competitive disadvantage. Until such time as the Series A Preferred Stock and the warrant are repurchased, we will remain subject to the terms and conditions of those instruments, which, among other things, require us to obtain regulatory approval to repurchase or redeem our common stock or our other preferred stock or increase the annual aggregate dividends on our common stock over $0.32 per share, except in limited circumstances.

Holders of the Series A Preferred Stock may, under certain circumstances, have the right to elect two directors to our board of directors.

In the event that we fail to pay dividends on the Series A Preferred Stock for an aggregate of six quarterly dividend periods or more, the authorized number of directors then constituting our board of directors will be increased by two. Holders of the Series A Preferred Stock, together with the holders of any outstanding parity stock with the same voting rights, will be entitled to elect the two additional members of the board of directors at the next annual meeting (or at a special meeting called for this purpose) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Only a limited trading market exists for our common stock, which could lead to price volatility.

Our common stock is listed for trading on the NYSE Amex under the trading symbol “MSL,” but there is low trading volume in our common stock. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which might occur in a more active trading market of our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares at or above the price offered by this prospectus.

Our directors and executive management own a significant number of shares of stock, allowing further control over business and corporate affairs.

Our directors and executive officers beneficially own approximately 2,178,000 shares, or 32.9%, of our outstanding common stock as of September 30, 2009. As a result, in addition to their day-to-day management roles, they will be able to exercise significant influence on our business as shareholders, including influence over election of the Board and the authorization of other corporate actions requiring shareholder approval. In deciding on how to vote on certain proposals, our shareholders should be aware that our directors and executive officers may have interests that are different from, or in addition to, the interests of our shareholders generally.

We have broad discretion in using/applying the net proceeds from this offering and could be adversely affected if we fail to use the funds effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds would also support future growth, which may include accelerated organic growth in our existing markets and opportunistic acquisitions of all or part of other financial institutions, potentially including FDIC-assisted transactions. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand and/or raise additional capital in the future.

Provisions of our articles of incorporation and by-laws, Louisiana law, and state and federal banking regulations, could delay or prevent a takeover by a third party.

Our articles of incorporation and by-laws could delay, defer, or prevent a third party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

—	permit directors to be removed by shareholders only for cause and only upon an 80% vote;

—

require 80% of the voting power for shareholders to amend the by-laws, call a special meeting, or amend the articles of incorporation, in each case if the proposed action was not approved by the Board;

—	authorize a class of preferred stock that may be issued in series with terms, including voting rights, established by the Board without shareholder approval;

—	authorize approximately 10 million shares of common stock and 5 million shares of preferred stock that may be issued by the Board without shareholder approval;

—	classify our Board with staggered three year terms, preventing a change in a majority of the Board at any annual meeting;

—	require advance notice of proposed nominations for election to the Board and business to be conducted at a shareholder meeting; and

—	require 80% of the voting power for shareholders to approve business combinations not approved by the Board.

These provisions would likely preclude a third party from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies thus created with its own nominees. Under the classified Board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the Board or the chairman of the Board. Moreover, even in the absence of an attempted takeover, the provisions make it difficult for shareholders dissatisfied with the Board to effect a change in the Board’s composition, even at annual meetings.

Also, we are subject to the provisions of the Louisiana Business Corporation Law (“LBCL”), which provides that we may not engage in certain business combinations with an “interested shareholder” (generally defined as the holder of 10.0% or more of the voting shares) unless (1) the transaction was approved by the Board before the interested shareholder became an interested shareholder or (2) the transaction was approved by at least two-thirds of the outstanding voting shares not beneficially owned by the interested shareholder and 80% of the total voting power or (3) certain conditions relating to the price to be paid to the shareholders are met.

The LBCL also addresses certain transactions involving “control shares,” which are shares that would have voting power with respect to the Company within certain ranges of voting power. Control shares acquired in a control share acquisition have voting rights only to the extent granted by a resolution approved by our shareholders. If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, shareholders of the issuing public corporation have dissenters’ rights as provided by the LBCL.

A holder with as little as a 5% interest in MidSouth could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of our outstanding common stock and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Our future ability to pay dividends and repurchase stock is subject to restrictions.

Since we are a holding company with no significant assets other than the Bank, we have no material source of income other than dividends received from the Bank. Therefore, our ability to pay dividends to our shareholders will depend on the Bank’s ability to pay dividends to us. Moreover, banks and bank holding companies are both subject to certain federal and state regulatory restrictions on cash dividends. We are also restricted from paying dividends if we have deferred payments of the interest on, or an event of default has occurred with respect to, our trust preferred securities or Series A Preferred Stock. Additionally, terms and conditions of our outstanding shares of preferred stock place certain restrictions and limitations on our common stock dividends and repurchases of our common stock. See “Dividend Policy.”

A shareholder’s investment is not an insured deposit.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment in our common stock will be subject to investment risk and you may lose all or part of your investment.

USE OF PROCEEDS

The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of our common stock offered by this prospectus will be approximately $28.2 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $32.5 million. We intend to use the net proceeds from this offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds would also support future growth, which may include accelerated organic growth in our existing markets and/or opportunistic acquisitions of all or part of other financial institutions, including potential FDIC-assisted transactions. We do not have any agreements or commitments with respect to any acquisitions at this time. Although we may use a portion of the net proceeds from this offering to redeem the shares of Series A Preferred Stock and/or warrants issued to the Treasury in the TARP Transaction, we currently have no intention of doing so. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our historical consolidated capitalization and selected capital ratios at September 30, 2009 on an actual basis and on an as adjusted bases to give effect to the receipt of the net proceeds from this offering. The as adjusted capitalization assumes no exercise of the underwriters’ over-allotment option, that 2,142,857 shares of common are sold by us at an offering price of $14.00 per share (based on the closing price of our common stock on the NYSE Amex on November 24, 2009), and that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $28.2 million. You should read this table in conjunction with “Summary Selected Consolidated Financial and Other Data” and with our consolidated financial statements and the notes to those financial statements included in our Form 10-Q for the quarter ended September 30, 2009, which Form 10-Q is incorporated by reference in this prospectus.

	As of September 30, 2009 (unaudited)
	(Dollar amounts in thousands)
	Actual	As Adjusted
Long-term debt:(1)
Junior subordinated debentures	$15,465	$15,465
Other long-term debt	0	0

Shareholders’ equity:
Preferred stock, no par value; authorized 5,000,000 shares; 20,000 issued and outstanding (actual); 20,000 shares issued and outstanding (as adjusted)	$19,162	$19,162
Common stock, $0.10 par value; authorized 10,000,000 shares; 6,788,933 shares issued (actual); 8,761,125 shares issued (as adjusted)	679	893
Additional paid-in capital	53,072	81,078
Unearned ESOP shares	(245)	(245)
Accumulated other comprehensive income	5,033	5,033
Treasury stock, 170,665 shares (actual and as adjusted)	(3,544)	(3,544)
Retained earnings	23,285	23,285

Total shareholders’ equity	$97,442	$125,662

Total capitalization	$112,907	$141,127

Per common share:
Book value per share	$11.83	$12.16
Tangible book value per share(2)	10.39	11.07

Capital ratios:
Tier 1 leverage ratio	10.62%	13.28%
Tier 1 risk-based capital ratio	14.65	18.72
Total risk-based capital ratio	15.87	19.93
Equity to total assets at period end	10.28	12.87
Tangible common equity to tangible assets at period end(3)	7.33	10.03

(1)	We issued junior subordinated debentures in connection with the issuance of trust preferred securities. The Company does not consider reverse repurchase agreements or federal funds purchased to be long-term debt.
(2)	Tangible book value per common share is considered a non-GAAP financial measure. It excludes from book value per share (a GAAP measure) the effect of intangible assets of $1.44 per share and $1.09 per share, respectively, as an actual and as adjusted basis. See “Prospectus Summary – Non-GAAP Financial Measures” for additional information regarding the use of tangible book value per share.
(3)	The ratio of tangible common equity to tangible assets at period end is considered a non-GAAP financial measure. It excludes from the ratio of equity to total assets at period end (a GAAP measure) both the 0.91% effect of intangible assets and the 2.04% effect of preferred equity, on an actual basis, and the 0.85% effect of intangible assets and the 1.99% effect of preferred equity on an as adjusted basis. See “Prospectus Summary – Non-GAAP Financial Measures” for additional information regarding the use of the ratio of tangible common equity to tangible assets at period end.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed for quotation on the NYSE Amex under the symbol “MSL.” As of September 30, 2009, we had 6,618,268 shares of common stock outstanding and approximately 876 shareholders of record. The last reported sales price of our common stock on November 24, 2009 was $14.00 per share.

The table below provides, for the periods indicated, the high and low sales price per share of our common stock, as quoted on the NYSE Amex, and the cash dividends declared per share.

	High	Low	Dividends Per Share
2009
Fourth Quarter (through November 24, 2009)	$15.25	$12.56	$0.07	(1)
Third Quarter	19.25	13.20	0.07
Second Quarter	18.46	10.00	0.07
First Quarter	13.41	8.18	0.07

2008
Fourth Quarter	$19.12	$12.01	$0.11
Third Quarter	19.82	15.11	0.07
Second Quarter	22.01	16.35	0.07
First Quarter	23.28	16.73	0.07

2007
Fourth Quarter	$25.53	$21.06	$0.11
Third Quarter	24.77	20.04	0.07
Second Quarter	25.70	22.25	0.06
First Quarter	28.23	25.38	0.06

(1)	Payable on January 4, 2010 to shareholders of record as of December 16, 2009. As a result, if investors in this offering are shareholders of record as of December 16, 2009, they will be entitled to receive the dividend.

DIVIDEND POLICY

Under the LBCL, we may not pay a dividend if (i) we are insolvent or would thereby be made insolvent, or (ii) the declaration or payment thereof would be contrary to any restrictions contained in our articles of incorporation.

Our primary source of funds for dividends is the dividends we receive from MidSouth Bank; therefore, our ability to declare dividends is highly dependent upon future earnings, financial condition, and results of operation of MidSouth Bank as well as applicable legal restrictions on the Bank’s ability to pay dividends and other relevant factors. The Bank currently has the ability to declare dividends to us without prior approval of our primary regulators. However, the Bank’s ability to pay dividends to us will be prohibited if the result would cause the Bank’s regulatory capital to fall below minimum requirements.

Pursuant to the terms of the agreements between us and the Treasury governing the TARP Transaction, we may not declare or pay any dividend or make any distribution on our common stock other than (i) regular quarterly cash dividends not exceeding an annual aggregate of $0.32 per share; (ii) dividends payable solely in shares of our common stock; and (iii) dividends or distributions of rights of junior stock in connection with a shareholders’ rights plan. Further, the terms of our trust preferred securities prohibit us from paying dividends on our common stock during any period in which we have deferred interest payments on the trust preferred securities.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. You should refer to our articles of incorporation and by-laws, that have been filed with the SEC and are available from us upon request.

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, no par value per share.

Common Stock

General. Under our articles of incorporation, as amended, we have the authority to issue 10,000,000 shares of our common stock, par value $0.10 per share, of which 6,788,933 shares were issued and 6,618,268 shares were outstanding as of September 30, 2009. As of September 30, 2009, there were 61,368 shares of our common stock underlying options that have been issued pursuant to our equity compensation plans and 525,000 shares of our common stock available for future issuance under the plans. Additionally, we have reserved 208,768 shares of our common stock underlying the warrants that are currently held by the Treasury and issued in the TARP Transaction. If we complete one or more “qualified equity offerings” prior to January 1, 2010 that result in us receiving aggregate gross proceeds equal to at least $20.0 million, then the number of warrant shares will be reduced to 50% of the original number of warrant shares. A “qualified equity offering” is a sale and issuance by us of shares of common stock, perpetual preferred stock or a combination thereof, that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve. Accordingly, if this offering is completed on or before December 31, 2009 and results in aggregate gross proceeds of at least $20.0 million, we expect that the number of shares of common stock issuable upon exercise of the warrant would be reduced by 50% to 104,384 shares.

Listing. Our common stock is listed for trading on the NYSE Amex under the ticker symbol “MSL.”

Voting Rights. Each share of our common stock entitles its holder to one vote on all matters upon which shareholders have the right to vote. The holders of our common stock are not entitled to cumulate votes in the election of directors.

Preemptive Rights. Our common stock does not carry preemptive subscription rights.

Liquidation. In the event of liquidation, dissolution or winding up of MidSouth, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and after payment of preferred stock shareholders with liquidation priority, if any.

Liability for Further Assessments. Shareholders are not subject to further assessments on their shares of common stock.

Sinking Fund Provision. Our common stock does not require that a separate capital reserve be maintained to pay shareholders with preferential rights for their investment in the event of liquidation or redemption.

Redemption or Conversion Rights. The holders of our common stock do not have a right of redemption, which is the right to sell their shares back to us, nor do they have a right to convert their shares to other classes or series of stock, such as preferred stock.

Dividends. Each shareholder is entitled to receive dividends, if and when, declared by our Board of Directors out of legally available funds. Our primary source of funds for dividends is the dividends we receive from MidSouth Bank; therefore, our ability to declare dividends is highly dependent upon future earnings, financial condition, and results of operation of MidSouth Bank as well as applicable legal restrictions on the Bank’s ability to pay dividends and other relevant factors. See “Dividend Policy” above.

Anti-Takeover Provisions. Our articles of incorporation and our by-laws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the risk factor above entitled “Provisions of our articles of incorporation and by-laws, Louisiana law, and state and federal banking regulations, could delay or prevent a takeover by a third party.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

Preferred Stock

General. We may issue up to 5,000,000 shares of preferred stock, no par value, from time to time in one or more series. Our Board of Directors, without further approval of the shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the Board, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Series A Preferred Stock. Of our authorized preferred stock, as of September 30, 2009, 20,000 shares of preferred stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which we refer to as our Series A Preferred Stock, all of which are issued and outstanding. All of the shares of Series A Preferred Stock were issued to the Treasury in the TARP Transaction. The issued and outstanding shares of Series A Preferred Stock are validly issued, fully paid and nonassessable. No other shares of preferred stock are issued and outstanding as of the date hereof. Pursuant to the Letter Agreement between us and the Treasury, we have agreed, if requested by the Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by the Treasury, may be issued.

Dividends Payable on Shares of Series A Preferred Stock. Until February 14, 2014, holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our Board of Directors, but only out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period. On and after February 15, 2014, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

Dividends accumulate, are cumulative, compound on each subsequent dividend payment date and are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date.

Priority of Dividends. With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock rank:

—	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

—

at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution upon any liquidation, dissolution or winding-up of the Company.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and the Bank also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

—

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan and consistent with past practice up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

—	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or and redemption or repurchase of rights pursuant to any shareholders’ rights plan;

—	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any person who is not us or a subsidiary of us, including as trustee or custodian; and

—

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 9, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series A Preferred Stock from a holder other than the Treasury, we must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the Treasury.

Redemption. Except as provided below, the Series A Preferred Stock may not be redeemed prior to February 15, 2012. On or after February 15, 2012, we may, at our option and subject to the approval of the Board of Governors of the Federal Reserve System, redeem, in whole or in part, at any time and from time to time, out of funds legally available therefore, the shares of Series A Preferred Stock at the time outstanding, upon notice to the holders of the Series A Preferred Stock, at a redemption price equal to the sum of (i) $1,000 per share liquidation price and (ii) any accrued and unpaid dividends.

Notwithstanding the foregoing, prior to February 15, 2012, we may, at our option and subject to the approval of the Board of Governors of the Federal Reserve System, redeem, in whole or in part, at any time and from time to time, the shares of Series A Preferred Stock at the time outstanding, upon notice to the holders of the Series A Preferred Share, at a redemption price equal to the sum of (i) $1,000 per share liquidation price and (ii) any accrued and unpaid dividends (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption. Although we believe this offering will constitute a qualified equity offering, we currently do not intend to use a portion of the net proceeds from this offering to redeem the outstanding Series A Preferred Stock.

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

Voting Rights. Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our Board of Directors, referred to as the “preferred stock directors,” at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Upon payment in full of all accrued and unpaid dividends, the right to elect preferred stock directors will terminate, subject to revesting in the event that dividends on the Series A Preferred Stock are not paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive). The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NYSE Amex (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, as amended, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

—

any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of the Company;

—

any amendment, alteration or repeal of any provision of the certificate of designations for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

—

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of the Company with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

With respect to the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series A Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Howe Barnes Hoefer & Arnett, Inc., as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Howe Barnes Hoefer & Arnett, Inc.
Sterne, Agee & Leach, Inc.
FIG Partners, LLC

Total

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

—	the representations and warranties made by us to the underwriters are true;

—	there is no material adverse change in the financial markets; and

—	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise such option.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Commissions and Expenses

The underwriters propose to offer shares of our common stock directly to the public at $             per share and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price
Underwriting discount
Proceeds, before expenses

In addition to the underwriting discount, we have agreed to reimburse the underwriters for their reasonable, accountable out-of-pocket expenses incurred in connection with this engagement, regardless of whether this offering is consummated, up to a maximum aggregate amount of $90,000. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $280,000.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Lock-Up Agreements

Our directors, executive officers and 5% shareholders have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of Howe Barnes Hoefer & Arnett, Inc., as the representative of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Howe Barnes Hoefer & Arnett, Inc., in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

—	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

—

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

—

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

—

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when our common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NYSE Amex or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

EXPERTS

The consolidated financial statements as of December 31, 2008 and December 31, 2007, and for each of the three years in the period ended December 31, 2008, and the effectiveness of internal control over financial reporting of MidSouth Bancorp, Inc. as of December 31, 2008, incorporated by reference in this prospectus, and the registration statement of which it is a part, have been audited by Porter Keadle Moore, LLP, an independent registered public accounting firm, as stated in their reports dated March 11, 2009, which are incorporated by reference herein, and have been so incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

             Shares

Common Stock

Howe Barnes Hoefer & Arnett

Sterne Agee

FIG Partners

            , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses, other than underwriting discounts and commissions, to be incurred in connection with the preparation of this Registration Statement and the sale and distribution of the common stock being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$1,926
Accounting fees and expenses	55,000
FINRA filing fee	4,000
Legal fees and expenses	180,000
Printing and engraving expenses	15,000
Other	25,000

Total	$280,926

Item 14.	Indemnification of Directors and Officers.

Louisiana Business Corporation Law. The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

—	the director or officer acted in good faith;

—	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

—	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

MidSouth Bancorp, Inc. MidSouth Bancorp, Inc.’s charter provides that a director or officer of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the Company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the Company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude certain shareholder derivative actions and may be construed to deter other third-party claims against the directors and officers.

MidSouth Bancorp, Inc.’s by-laws also provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such position is or was held at the request of MidSouth Bancorp, Inc. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the by-laws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the by-laws authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions of the by-laws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling MidSouth Bancorp, Inc. pursuant to the foregoing provisions, MidSouth Bancorp, Inc. has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Item 15.	Recent Sales of Unregistered Securities.

On January 9, 2009, the Company issued and sold to the United States Department of the Treasury: (i) 20,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase 208,768 shares of the Company’s common stock, $0.10 par value per share, for an aggregate purchase price of $20.0 million in cash. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.**
3.1	Amended and Restated Articles of Incorporation of MidSouth Bancorp, Inc., dated April 7, 1993.*
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of MidSouth Bancorp, Inc., dated June 7, 1999.*
3.3	Articles of Amendment to Amended and Restated Articles of Incorporation dated January 2, 2009 (filed as Exhibit 3.1 to MidSouth’s Current Report Form 8-K filed January 14, 2009 and incorporated herein by reference).
3.4	Amended and Restated By-laws of MidSouth Bancorp, Inc. dated December 19, 2007 (filed as Exhibit 3.3 to MidSouth’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
4.1	Specimen Common Stock Certificate.*

4.2	Specimen Stock Certificate for Series A Fixed Rate Cumulative Perpetual Preferred Stock (included as part of Exhibit 3.1 to MidSouth’s Current Report on Form 8-K filed January 14, 2009 and incorporated herein by reference).
4.3	Warrant to Purchase Shares of Common Stock of MidSouth Bancorp, Inc. (filed as Exhibit 3.2 to MidSouth’s Current Report on Form 8-K filed January 14, 2009 and incorporated herein by reference).
5.1	Opinion of Troutman Sanders LLP.*
10.1	MidSouth National Bank Lease Agreement with Southwest Bank Building Limited Partnership (filed as Exhibit 10.7 to MidSouth’s Annual Report on Form 10-K for the Year Ended December 31, 1992, and incorporated herein by reference).
10.2	First Amendment to Lease between MBL Life Assurance Corporation, successor in interest to Southwest Bank Building Limited Partnership in Commendam, and MidSouth National Bank (filed as Exhibit 10.1 to MidSouth’s Annual Report on Form 10-KSB for the year ended December 31, 1994, and incorporated herein by reference).
10.3	Amended and Restated Deferred Compensation Plan and Trust effective dated December 17, 2008 (filed as Exhibit 10.3 to MidSouth’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).+
10.4	Employment Agreement with Karen L. Hail.+*
10.5	The MidSouth Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (filed as Exhibit 4.6 to MidSouth’s Form S-3D filed on July 25, 1997 and incorporated herein by reference).+
10.6	The MidSouth Bancorp, Inc. 2007 Omnibus Incentive Plan (filed as an appendix to MidSouth’s definitive proxy statement filed April 23, 2007 and incorporated herein by reference).+
10.7	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury (filed as Exhibit 10.1 to MidSouth’s Current Report on Form 8-K filed January 14, 2009 and incorporated herein by reference).
10.8	Form of Letter Agreement, executed by each of Messrs. C.R. Cloutier, J. Eustis Corrigan, Jr., Donald R. Landry and A. Dwight Utz, and Ms. Karen L. Hail with the Company (filed as Exhibit 10.3 to MidSouth’s Current Report Form 8-K filed January 14, 2009 and incorporated herein by reference).
21.1	Subsidiaries of the Registrant (filed as Exhibit 21 to MidSouth’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
23.1	Consent of Porter, Keadle, Moore LLP.*
23.2	Consent of Troutman Sanders LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (set forth on signature page).*

+	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	To be filed by amendment.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on November 25, 2009.

MIDSOUTH BANCORP, INC.

By:	/s/ C.R. Cloutier
C.R. Cloutier,
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of MidSouth Bancorp, Inc. hereby severally constitute and appoint C.R. Cloutier, James R. McLemore and Teri S. Stelly, or any of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable MidSouth Bancorp, Inc. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-1 relating to the offering of MidSouth Bancorp, Inc.’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C.R. Cloutier C.R. Cloutier	President, Chief Executive Officer and Director (Principal Executive Officer)	November 25, 2009

/s/ James R. McLemore, Jr. James R. McLemore, Jr.	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 25, 2009

/s/ Karen L. Hail Karen L. Hail	Chief Operating Officer, Senior Executive Vice President, Secretary/Treasurer and Director	November 25, 2009

/s/ Teri S. Stelly Teri S. Stelly	Senior Vice President and Controller (Principal Accounting Officer)	November 25, 2009

/s/ Will Charbonnet, Sr. Will Charbonnet, Sr.	Director	November 25, 2009

/s/ James R. Davis, Jr. James R. Davis, Jr.	Director	November 25, 2009

/s/ J.B. Hargroder, M.D. J.B. Hargroder, M.D.	Director	November 25, 2009

/s/ Clayton Paul Hillard Clayton Paul Hillard	Director	November 25, 2009

/s/ Milton B. Kidd, III, O.D. Milton B. Kidd, III, O.D.	Director	November 25, 2009

/s/ Timothy J. Lemoine Timothy J. Lemoine	Director	November 25, 2009

/s/ R. Glenn Pumpelly R. Glenn Pumpelly	Director	November 25, 2009

/s/ William M. Simmons William M. Simmons	Director	November 25, 2009

/s/ Joseph V. Tortorice, Jr. Joseph V. Tortorice, Jr.	Director	November 25, 2009

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of MidSouth Bancorp, Inc., dated April 7, 1993.
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of MidSouth Bancorp, Inc., dated June 7, 1999.
4.1	Specimen Common Stock Certificate.
5.1	Opinion of Troutman Sanders LLP.
10.4	Employment Agreement with Karen L. Hail.
23.1	Consent of Porter, Keadle, Moore LLP.
23.2	Consent of Troutman Sanders LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (set forth on signature page).